CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 12, 2002

Banco Bilbao Vizcaya Argentaria, S.A.
(Exact name of registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of Incorporation)

Plaza de San Nicolás 4
48005 Bilbao Spain
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes	No X

(If “Yes” is marked, indicate below
the file number assigned to the registrant in
connection with Rule 12g3-2(b):)       N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Notification, dated November 11, 2002, regarding BBVA Banco de Financiación, S.A. warrants . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

OTHER NOTIFICATIONS

BBVA informs that regarding the Programme for the Issue of Warrants of BBVA Banco de Financiación, S.A. — Prospectus recorded in the official registers of the CNMV (the Spanish Securities and Investments Board) on November 6th 2001 — a request was made, on November 5th 2002, for the inclusion of the warrants earmarked for retail investors issued under the auspices of the same, in the segment of trading of warrants, certificates and the same, in the segment of trading of warrants, certificates and other products within the system of stock exchange inter-connection, whose rules of procedure are laid down in Circular 1/2002 of the Sociedad de Bolsas (company legally responsible for managing the Stock Exchange Interconnection System — SIBE).

That on this same date, BBVA Banco de Financiación, S.A. has entered into a contract with Banco Bilbao Vizcaya Argentaria, S.A. and with BBVA Bolsa SV, S.A., whereby BBVA Banco de Financiación, S.A. appoints BBVA Bolsa, SV, S.A. as specialist for the purposes of the provisions of the aforementioned Circular and of the Operating Instruction no. 53/2002 of the Trading and Coordination Commission of the Sociedad de Bolsas, with said company acting on behalf of BBVA.

Bilbao, November 11th 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 12, 2002	By:	/s/ Miren Josune Basabe Puntox
		Name:	Miren Josune Basabe Puntox
		Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.

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